SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 7)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,466,431 shares; See Item 5
	8.	Shared Voting Power 439,552; See Item 5
	9.	Sole Dispositive Power 5,466,431 shares; See Item 5
	10.	Shared Dispositive Power 439,552; See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,905,983 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.
13.	Percent of Class Represented by Amount in Row (11) 3.8% (1) (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 77,538 shares of common stock, $0.0001 par value (“Common Stock”), and 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”) (each convertible on a one-for-one bases into Common Stock), held by Mr. Diller, (ii) options to purchase 300,000 shares of Common Stock, held by Mr. Diller that are exercisable within 60 days of January 25, 2022, (iii) restricted stock units in respect of 4,993 shares of Common Stock, held by Mr. Diller that are scheduled to vest within 60 days of January 25, 2022, and (iv) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock, the exercise of options to purchase 300,000 shares of Common Stock and the vesting of restricted stock units in respect of 4,993 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 27.0% of the voting power of the Issuer, which consists of (i) 5,083,900 shares of Class B Common Stock and 77,538 shares of Common Stock held by Mr. Diller, (ii) options to purchase 300,000 shares of Common Stock, held by Mr. Diller that are exercisable within 60 days of January 25, 2022, (iii) restricted stock units in respect of 4,993 shares of Common Stock, held by Mr. Diller that are scheduled to vest within 60 days of January 25, 2022, and (iv) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership. Such beneficial ownership calculations are based on there being outstanding, as of the close of business on January 13, 2022, 150,204,281 shares of Common Stock and 5,523,452 shares of Class B Common Stock, based on information provided by the Issuer, and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA GROUP, INC.

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019, Amendment No. 3 to the Schedule 13D filed with the SEC on April 16, 2019, Amendment No. 4 to the Schedule 13D filed with the SEC on July 26, 2019, Amendment No. 5 to the Schedule 13D filed with the SEC on December 4, 2019, and Amendment No. 6 filed with the SEC on April 13, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (together with the Schedule 13D, this “Statement”) constitutes Amendment No. 7 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date of this Report, Mr. Diller is the beneficial owner of 382,531 shares of Company Common Stock (assuming the exercise of options to purchase 300,000 shares of Company Common Stock held by Mr. Diller and exercisable within 60 days of January 25, 2022 and the vesting of restricted stock units in respect of 4,993 shares of Company Common Stock held by Mr. Diller and scheduled to vest within 60 days of January 25, 2022) (as to which Mr. Diller has sole investment and voting power), and 5,523,452 shares of Class B common stock, $0.0001 par value (“Company Class B Common Stock”) (which consists of (i) 5,083,900 shares of Company Class B Common Stock held by Mr. Diller (as to which Mr. Diller has sole investment and voting power) and (ii) 439,552 shares of Company Class B Common Stock held by the Family Foundation (as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership)), which shares of Company Common Stock constitute approximately 0.3% of the total number of outstanding shares of Company Common Stock and which shares of Company Class B Common Stock held by Mr. Diller and the Family Foundation constitute 100% of the outstanding shares of Company Class B Common Stock. Assuming the conversion of all shares of Company Class B Common Stock beneficially owned by Mr. Diller into Company Common Stock, the exercise of options to purchase 300,000 shares of Company Common Stock and the vesting of restricted stock units in respect of 4,993 shares of Company Common Stock, Mr. Diller would beneficially own approximately 3.8% of the outstanding Company Common Stock (calculated in accordance with Rule 13d-3). Because each share of Company Class B Common Stock generally is entitled to ten votes per share and each share of Company Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 27.0% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Company Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership calculations are based on there being outstanding, as of the close of business on January 13, 2022, 150,204,281 shares of Company Common Stock and 5,523,452 shares of Company Class B Common Stock, based on information provided by the Issuer, and calculated in accordance with Rule 13d-3.

(b) Not applicable.

(c) No transactions were effected by Mr. Diller with respect to the Company Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information at the end of such Item:

Stipulation of Compromise and Settlement in the Delaware Litigation

Following a hearing held on January 19, 2022, the court in the consolidated action captioned In re Expedia Group Stockholders Litigation, Consolidated Case No. 2019-0494-JTL (the “Delaware Litigation”) entered its Order and Final Judgment, approving the proposed settlement set forth in the Stipulation of Compromise and Settlement, entered into on November 2, 2021 by the parties to the Delaware Litigation and the Special Litigation Committee of the board of directors of the Company (the “Stipulation of Compromise and Settlement”), dismissing the Delaware Litigation with prejudice and extinguishing and releasing the claims that were or would have been asserted in the Delaware Litigation against the defendants and related persons. The court also awarded plaintiff’s attorneys’ fees and expenses in the sum of $6.5 million.

Pursuant to the Stipulation of Compromise and Settlement, Mr. Diller, the other defendants, the Special Litigation Committee, and the Company agreed to the following governance and related provisions, among others:

•

Board and Executive Management Composition. Prior to Mr. Diller’s departure from all roles at the Company (“Mr. Diller’s Departure”), no more than two of Mr. Diller’s immediate family members (including Mr. Diller) will serve on the Company’s board of directors at any time. Following Mr. Diller’s Departure (a) no immediate family member of Mr. Diller will serve in an executive position at the Company or as chair of the Company’s board of directors and (b) no more than one Diller family member will serve on the board of directors at any time.

The Company agreed that, following Mr. Diller’s Departure, in the event that no family member of Mr. Diller is serving on the Company’s board, the Company will nominate one Diller family member or family-designated representative to serve on the board of directors (subject to the support of two-thirds of the independent directors if the new nominee is a Diller family member), so long as Mr. Diller, his family members and certain related parties (collectively with Mr. Diller and his family members, “Diller-related persons”) in aggregate own at least 5% of the Company’s outstanding common equity or a 15% voting interest in the Company.

The following provisions apply following Mr. Diller’s Departure:

•

Limitation on Voting Power of Class B Common Shares on Certain Matters. The voting percentage cast by Class B common shares held or controlled by Diller-related persons on specified matters will be limited to 20% of the total voting power of the outstanding common shares. The specified matters are (a) any merger, sale or other extraordinary transaction requiring Company stockholder approval (with any excess shares to be voted in proportion to votes cast by common shares not held by Diller-related persons) and (b) the election of any director-nominee not supported by a majority of the board of directors (with any excess shares to be voted in proportion to votes cast by common shares not held by Diller-related persons or others soliciting proxies in respect of one or more nominees not nominated by the Company’s board of directors).

•

Provisions Relating to Sales of Class B Common Shares. Before any sale by Mr. Diller or other Diller-related persons of Class B common shares representing 10% or more of the Company’s total voting power, the Company will have the opportunity to offer to purchase the shares, and also to accept or reject any counteroffer that the Diller-related person may make, subject to certain procedures. If the Company does not buy the shares, the selling party will have 10 months following conclusion of the first offer process to sell or agree to sell the shares for not less than the price (if any) offered by the Company, after which the Company’s right of first offer will again apply.

The Company agreed to cooperate reasonably in connection with any sale of Class B common shares by Mr. Diller or other Diller-related persons and to use its reasonable efforts to permit any such sale to be completed promptly. Subject to the acquiror agreeing to a customary standstill at 30% of the Company’s total voting power and absent certain fiduciary duty determinations, the Company’s obligations include granting a waiver of Section 203 of the Delaware General Corporation Law, which following the acquisition could otherwise restrict certain “business combination” transactions with the acquiror.

The foregoing summary is qualified in its entirety by reference to the full text of the Stipulation of Compromise and Settlement, a copy of which is attached as Exhibit 7(r) hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Exhibit No.	Description of Exhibit

7(r)	Stipulation of Compromise and Settlement, In Re Expedia Group Stockholders Litigation, Court of Chancery of the State of Delaware, Consolidated C.A. No. 2019-0494-JTL, dated November 2, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: January 25, 2022

BARRY DILLER

/s/ Barry Diller